UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11‑K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to _______________

Commission File Number 1-12358

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLONIAL PROPERTIES TRUST AMENDED AND RESTATED
401(k) PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure
under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the
Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Sellers, Richardson, Holman & West, LLP

Birmingham, Alabama

June 21, 2013

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
	2012	2011

ASSETS
Investments, at fair value	$27,803,723	$27,836,952
Employer contribution receivable	457,226	—
Total assets	28,260,949	27,836,952

LIABILITIES
Excess contributions refundable	64,691	64,735
Total liabilities	64,691	64,735

Net assets reflecting investments at fair value	28,196,258	27,772,217
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	226,806	248,430
Net assets available for benefits	$28,423,064	$28,020,647

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2012

Additions to net assets available for benefits:
Investment income
Dividends	$741,971
Net appreciation in the fair value of investments	2,241,117
Total investment income	2,983,088

Contributions
Employee contributions	1,927,529
Employer contributions	457,226
Rollover contributions	164,794
Total contributions	2,549,549
Total additions	5,532,637

Deductions from net assets available for benefits:
Benefit payments	5,130,220
Net increase in net assets available for benefits	402,417

Net assets available for benefits:
Beginning of year	$28,020,647
End of year	$28,423,064

The accompanying notes are an integral part of these financial statements.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

1.	General
Principal Trust Company (“Principal”) is the trustee and the investment manager of the Colonial Properties Trust Amended and Restated 401(k) Profit Sharing Plan (the “Plan”), pursuant to a trust agreement dated July 25, 2006. Principal Life Insurance Company Retirement and Investor Services is the recordkeeper of the Plan.
The Plan was established on January 1, 1995, by Colonial Properties Trust (the “Company”) as a defined contribution plan for the benefit of all eligible employees of the Company. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”) and is funded by discretionary employee and employer contributions. See Note 2 below for further detail.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
Eligibility
Employees are eligible to join the elective deferral portion of the Plan as of the first day of employment. Employees are eligible to participate in the Company discretionary matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an employee works at least 1,000 hours. In order to share in discretionary matching and profit sharing contributions and forfeitures, a participant must be employed by the Company on the last day of the Plan year and must complete at least 1,000 hours of service during that Plan year.
Employee Contributions
The amount of salary reduction (amount transferred to the Plan) for any Plan year shall be at least 1% of the participant's compensation for such Plan year, subject to the maximum allowed by the Internal Revenue Code ("IRC") ($17,000 per participant in 2012). The amount of the salary reduction is remitted by the Company to the Plan's trustee at the end of each pay period.
Effective for the Plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, which began in 2002.
Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions).
Employer's Contributions
The Company may contribute a discretionary matching and profit sharing contribution to the Plan for each plan year. The amount of such discretionary contribution, if any, for any Plan year shall be determined by the Board of Trustees of the Company. For 2012, the Company elected to make a discretionary matching contribution in an amount equal to 50% of the first 4% of compensation a participant elected to defer. There were no profit sharing contributions made in 2012.

Participant Accounts
Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company's profit sharing contribution and Plan earnings. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options
The Plan provides participants with various investment options, including eighteen mutual funds, one guaranteed investment contract and one common stock fund.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

Forfeitures
The nonvested portion of a terminated employee's account balance shall be forfeited. Effective January 1, 2012, the Plan was amended to change the way that forfeitures are applied. The amendment states that forfeitures are now to be used to reduce employer contributions otherwise payable for the Plan year in which such forfeitures arise or for any succeeding Plan year, unless the employee resumes employment before he or she incurs a five-year break. Prior to January 1, 2012, forfeitures were allocated back to eligible participant accounts that met the requirements of completing 1,000 hours of service with the Company during the Plan year and were employed by the Company on the last day of the Plan year.  During 2012, forfeitures in the amount of $7,219 were used to offset the 2012 employer contribution paid in 2013. During 2012, forfeitures of $7,464 from the 2011 Plan year were allocated back to eligible participant accounts.
Excess Contributions Refundable
In 2012 and 2011, participants contributed $64,691 and $64,735, respectively, in excess contributions as limited by the Internal Revenue Service (“IRS”) regulations to satisfy the relevant non-discrimination provisions. Excess contributions plus earnings or net of losses were refunded in 2013 and 2012, respectively. As such, these excess contributions are presented as a liability in the accompanying Statements of Net Assets Available for Benefits.
Distribution of Benefits
Participants' vested account balances represent the benefits available to the participants upon retirement, disability, death or termination of employment. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. The Plan also allows employees to withdraw vested balances (excluding Safe-Harbor matching contributions) starting at age 59 ½. Benefit payments are made in the form of lump sum distributions or direct rollovers.
Vesting
A participant's interest in his or her salary reduction account is at all times fully vested and nonforfeitable. A participant's interest in his or her employer Safe-Harbor contributions (made from January 1, 2008 to June 30, 2009) are fully vested and nonforfeitable. A participant's interest in his or her discretionary employer matching contributions and profit sharing contributions are fully vested and nonforfeitable upon the occurrence of any of the following events: permanent disability, death, attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all contributions (both employer and employee). Prior to the occurrence of any of the preceding events, a vested interest in discretionary employer matching contributions and profit sharing contributions will be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage

1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Amendment and Termination
It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, Plan assets will become nonforfeitable and will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

3.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for the fully benefit-responsive investment contract.
Risks and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Retirement Funds Committee determines the Plan's valuation policies using information provided by the investment advisors and trustee. See Note 5 for discussion of fair value measurements.
Purchases and sales of securities are reflected as of the trade date. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held during the year.
Benefit Payments
Benefit payments consist of payments to participants (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment. Benefit payments are made in the form of lump sum distributions or direct rollovers. Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation in the fair value of investments.

Subsequent Events
The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued (see Note 9).

Accounting Pronouncements Recently Adopted
In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs ("ASU 2011-04"). ASU 2011-04 amended Accounting Standards Codification ("ASC") 820, Fair Value Measurements. This update changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The amendment was effective for periods beginning after December 15, 2011. See Note 5 for impact of this adoption.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

4.	Investments

During the year ended December 31, 2012, the Plan's investments, in the aggregate, (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,241,117 as follows:

2012

Colonial Properties Trust Stock Fund	$92,096
Mutual Funds	2,031,356
Guaranteed Investment Contract	117,665
$2,241,117
The following is a summary of investments held in excess of five percent of the Plan's net assets at December 31, 2012 and 2011:

	2012	2011

Colonial Properties Trust Stock Fund	$4,816,652	$4,859,733
Principal Fixed Income Option*	4,536,103	4,968,600
T. Rowe Price Rtmt 2020 R Fund	2,380,500	2,381,944
PIMCO Total Return Instl Fund	2,027,249	2,182,145
Aston/Fairpointe Mid Cap N Fund	1,723,481	1,494,115
Prud Jenn 20/20 Focus Z Fund	1,721,621	1,666,216
T. Rowe Price Rtmt 2030 R Fund	1,713,476	1,778,771
T. Rowe Price Rtmt 2040 R Fund	1,504,422	—
MFS Value R3 Fund	1,444,241	1,576,373

* stated at contract value

5.	Fair Value Measurements

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).
Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Common stocks: Valued at closing price reported on the active market on which the individual security is traded.
Mutual funds: Valued at the daily closing prices as reported by the funds. Mutual funds held by the Plan are open ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Guaranteed investment contract: Fair value represents the value the Plan would receive if the contract was terminated, which is contract value less a discontinuance charge (see Note 6). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Retirement Funds Committee evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012 and 2011:

	2012

	Level 1	Level 2	Level 3	Total
Common Stock:
Colonial Properties Trust Stock Fund	$4,816,652	$—	$—	$4,816,652
Total Common Stock	4,816,652	—	—	4,816,652

Mutual Funds:
Large U.S. Equity	3,970,968	—	—	3,970,968
Small / Mid U.S. Equity	4,460,852	—	—	4,460,852
International Equity	960,931	—	—	960,931
Balanced / Asset Allocation	7,257,774	—	—	7,257,774
Fixed Income	2,027,249	—	—	2,027,249
Total Mutual Funds	18,677,774	—	—	18,677,774

Guaranteed Investment Contract	—	—	4,309,297	4,309,297
Total assets at fair value	$23,494,426	$—	$4,309,297	$27,803,723

	2011

	Level 1	Level 2	Level 3	Total
Common Stock:
Colonial Properties Trust Stock Fund	$4,859,733	$—	$—	$4,859,733
Total Common Stock	4,859,733	—	—	4,859,733

Mutual Funds:
Large U.S. Equity	3,984,262	—	—	3,984,262
Small / Mid U.S. Equity	4,376,520	—	—	4,376,520
International Equity	884,727	—	—	884,727
Balanced / Asset Allocation	6,829,395	—	—	6,829,395
Fixed Income	2,182,145	—	—	2,182,145
Total Mutual Funds	18,257,049	—	—	18,257,049

Guaranteed Investment Contract	—	—	4,720,170	4,720,170
Total assets at fair value	$23,116,782	$—	$4,720,170	$27,836,952

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for year ended December 31, 2012:

Guaranteed
Investment Contract

Balance, beginning of year	$4,720,170
Realized gains	117,665
Unrealized gains relating to instruments still held at the reporting date	21,624
Purchases	1,320,412
Sales	(1,870,574)
Balance, end of year	$4,309,297

Realized gains and losses included in the change in net assets for the period above are reported in net appreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits. Unrealized gains are not included in the Statement of Changes in Net Assets Available for Benefits as the guaranteed investment contract is recorded at contract value for purposes of the Net Assets Available for Benefits.

Changes in Fair Value Levels
To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2, or 3.

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements
The guaranteed investment contract is considered a Level 3 investment as none of the parameters for calculating fair value are available publicly. The guaranteed investment contract cannot be sold to a third-party, thus, the only option to exit the guaranteed investment contract is to withdraw the funds prior to maturity. The fair value is discontinuance value which is the amount the Plan participant will receive if they transfer or surrender their funds out of the guaranteed investment contract. The guaranteed investment contract has a 5% discontinuance charge. Due to the nature of how the discontinuance value is calculated, there are no assumptions to report.

6.	Investment Contract with Insurance Company

In 2006, the Plan entered into a fully benefit-responsive investment contract with Principal Life Insurance Company (“PLIC”). PLIC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 3, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by PLIC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2012 and 2011, was $4,309,297 and $4,720,170, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero. Such interest rates are reviewed on a semi-annual basis for resetting.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Notes to Financial Statements
Year Ended December 31, 2012

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.
If the Plan Sponsor decides to terminate the Plan's interest in the investment contract, there will be a twelve month delay in the payment. The Plan Sponsor may request immediate payment subject to a 5% surrender fee.
The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields	1/1/2012-6/30/2012	7/1/2012-12/31/2012

Based on interest rate credited to participants	2.50%	2.35%
Based on actual earnings	2.50%	2.35%

7.	Tax Status

The IRS has determined and informed the Company, by a letter dated June 10, 2011, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified, and the related trust is tax exempt.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that is more likely than not would be sustained upon examination. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. With a few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2009.

8.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Principal. Principal is the trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Company pays directly any other fees related to the Plan's operations.

9.	Subsequent Events

On June 4, 2013, the Company announced its intent to merge with Mid-America Apartment Communities, Inc.  As of the audit report date, the merger is awaiting stockholder approval.

Colonial Properties Trust
Amended and Restated 401(k) Profit Sharing Plan
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Colonial Properties Trust	Stock Fund, 225,393 shares	**	$4,816,652

*	Principal Fixed Income Option	Guaranteed Investment Contract, 279,507 units	**	4,536,103	***

	Neub Berm Large Cap Value Adv Fund	Mutual Fund, 43,614 shares	**	805,106
*	Principal Mid Cap Growth III R4 Fund	Mutual Fund, 36,649 shares	**	395,446
	PIMCO Total Return Instl Fund	Mutual Fund, 180,360 shares	**	2,027,249
	T. Rowe Price Rtmt Income R Fund	Mutual Fund, 31,490 shares	**	438,973
	T. Rowe Price Rtmt 2010 R Fund	Mutual Fund, 16,740 shares	**	273,191
	T. Rowe Price Rtmt 2020 R Fund	Mutual Fund, 134,873 shares	**	2,380,500
	T. Rowe Price Rtmt 2030 R Fund	Mutual Fund, 91,630 shares	**	1,713,476
	T. Rowe Price Rtmt 2040 R Fund	Mutual Fund, 79,683 shares	**	1,504,422
	T. Rowe Price Rtmt 2050 R Fund	Mutual Fund, 89,868 shares	**	947,212
	MFS Value R3 Fund	Mutual Fund, 57,130 shares	**	1,444,241
	Prud Jenn 20/20 Focus Z Fund	Mutual Fund, 103,401 shares	**	1,721,621
	Aston/Fairpointe Mid Cap N Fund	Mutual Fund, 51,617 shares	**	1,723,481
	Columbia Small Cap Core A Fund	Mutual Fund, 36,721 shares	**	577,252
	Nuveen RealEst Secs A Fund	Mutual Fund, 36,203 shares	**	760,986
	Franklin Small Cap Value R Fund	Mutual Fund, 10,611 shares	**	489,188
	Heartland Select Value I Fund	Mutual Fund, 1,869 shares	**	54,521
	Invesco Sm Cap Growth A Fund	Mutual Fund, 15,333 shares	**	459,978
	Oppenheimer Int'l Growth A Fund	Mutual Fund, 31,118 shares	**	960,931
		Total Mutual Funds		18,677,774

				$28,030,529

*	Denotes a party-in-interest to the Plan.
**	Cost information is not required for participant directed accounts.
***	Stated at contract value.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST
AMENDED AND RESTATED
401(k) PROFIT SHARING PLAN

Date: June 21, 2013	/s/ John P. Rigrish
John P. Rigrish
Chief Administrative Officer &
Corporate Secretary

Exhibit Index

Exhibit No.	Description of Exhibit	Reference

23.1	Consent of Sellers, Richardson, Holman & West, LLP	Filed herewith